UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 4)

Centric Brands Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

15644G 104

(CUSIP Number)

Jason Rabin

c/o Centric Brands Inc.

350 5th Avenue, 6th Floor

New York, NY 10118

Tel: (323) 890-1800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 21, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15644G 104

1.	Name of Reporting Person Jason Rabin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,588,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,588,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,588,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.6% (1)

14.	Type of Reporting Person (See Instructions) IN

(1) Based upon 59,056,743 shares of common stock, par value $0.10 per share (“Common Stock”) of Centric Brands Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of November 14, 2019, per the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on November 14, 2019 and including the issuance of 1,230,000 shares of Common Stock issued as described in this Amendment No. 4 to Schedule 13D for a total of 60,286,743 shares of Common Stock.

Explanatory Note

This Amendment No. 4 (this “Amendment No. 4”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2018, as amended on October 8, 2019, November 8, 2019 and January 3, 2020 (as amended to date, the “Schedule 13D”), on behalf of the Reporting Person with respect to the shares of common stock, par value $0.10 per share (the “Common Stock”), of Centric Brands Inc., a Delaware corporation (the “Issuer”). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 4.

Item 5.                       Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to add the following information:

(a)                   The information set forth on the cover page of this Amendment is incorporated herein by reference. As of the date hereof, Mr. Rabin beneficially owns an aggregate of 4,588,000 shares of the Company’s Common Stock.

Excluded from Mr. Rabin’s beneficial ownership are 3,580,600 shares of Common Stock underlying restricted stock units of the Company (“RSUs”) and 500,000 shares of Common Stock underlying performance stock units of the Company (“PSUs”).

Each RSU represents a contingent right to receive one share of Common Stock upon vesting. The RSUs are eligible to vest as follows:

•                                1,230,000 shares of Common Stock underlying the RSUs will vest in full upon December 31, 2020;

•                                1,640,000 shares of Common Stock underlying the RSUs will vest in full upon December 31, 2021;

•                                236,866 shares of Common Stock underlying the RSUs will vest in full upon October 3, 2020;

•                                236,867 shares of Common Stock underlying the RSUs will vest in full upon October 3, 2021; and

•                                236,867 shares of Common Stock underlying the RSUs will vest in full upon October 3, 2022.

33.33% of the PSUs will vest on each of December 31, 2019, 2020 and 2021. The PSUs will vest based on the Company’s selling, general and administrative (SG&A) expenses being below a certain target amount for each fiscal year in which the PSUs are scheduled to vest.  The Company has not confirmed if the PSU targets have been met for 2019.

(b)                   The information set forth on the cover page of this Amendment and Item 5(a) hereof is incorporated herein by reference. As of the date hereof, Mr. Rabin holds sole dispositive and voting power over an aggregate of 4,588,000 shares of the Common Stock, consisting of all of the shares identified in Item 5(a) hereof, excluding the RSUs and PSUs identified therein.

(c)       The information provided in Items 1-4 hereof is incorporated herein by reference. The following transactions are reflected in the percentages and share amounts reported on the cover page of this Schedule 13D and Item 5(a) and (b) hereof:

On January 21, 2020, Mr. Rabin was awarded 210,600 RSUs pursuant to the Company’s 2016 Stock Incentive Plan, as amended.

During the past 60 days, on December 31, 2019, 1,230,000 shares of Common Stock underlying certain RSUs vested and were issued to Mr. Rabin for no additional consideration.

(d)                   To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person identified in this Item 5.

(e)                    Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2020

/s/ Jason Rabin
Jason Rabin